SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

RELEVANT NOTICE

Net Serviços de Comunicação S.A. (“Net”), a publicly held company, with headquarters in the city and state of São Paulo, located at Rua Verbo Divino n° 1,356 - 1° andar, Chácara Santo Antônio, Corporate Taxpayers’(CNPJ/MF) ID 00.108.786/0001-65, pursuant the dispositions of CVM Instruction # 358/02, hereby reports information received as of today from its shareholders Globo Comunicações e Participações S.A. (“Globopar”), Distel Holding S.A. (“Distel”) and Roma Participações Ltda. (“Roma”) (Globopar, Distel and Roma, are jointly referred to as “Globo”) and BNDES Participações S.A. (“Bndespar”).

Bndespar accepted Globo’s proposal (the “Proposal”) for the acquisition by Globo of total 60,138,289 common shares, which represent 7.26% of Net’s voting capital, held by Bndespar. The completion of such acquisition is subject to the execution of a final agreement between the parties. Among other applicable preceding conditions, Globo’s obligation to acquire the common shares held by Bndespar is subject to the conclusion of the sale by Globo of its minor interest in Net to Teléfonos de México, S.A de C.V (“Telmex”) and to the execution of a new Net’s Shareholders’ Agreement between Globo and Telmex, which was the object of relevant notices released by the Company on June 28 and 30, 2004.

Assuming the completion of the proposed acquisition until December 31, 2004, the price per common share held by Bndespar will be R$ 0.90, totaling R$ 54,124,459.74. After December 31, 2004, the price will be monetarily readjusted. Also, the price per share payable to Bndespar can not be lower than the price per common share to be received by Globo from Telmex that, subject to certain variables, should range from R$ 0.60 to R$ 0.80, as announced by means of relevant notices on June 28 and 30, 2004.

The Proposal also foresees the exclusion of Bndespar as one of the parties of Net’s existing Shareholders’ Agreement, as well as, the execution of a new Shareholders’ Agreement between Globo, Telmex and Bndespar to ensure Bndespar the right to register its preferred shares in eventual public offerings to be made by Net.

After the execution of the final agreements between Bndespar and Globo, the common shares held by Bndespar will be offered to the other signatories of Net’s existing Shareholders’ Agreement.

The Proposal will be effective until June 30, 2005.

The acceptance of the Proposal by Bndespar will be informed to appropriate governmental authorities.

São Paulo, September 29, 2004.

Leonardo P. Gomes Pereira
Chief Financial Officer and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.